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                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT

      ITEM 1.     NAME AND ADDRESS OF COMPANY
                  Kinross Gold Corporation ("Kinross" or the "Company"), 52nd Floor, 40 King St. West,
                  Toronto, ON   M5H 3Y2

      ITEM 2.     DATE OF MATERIAL CHANGE
                  February 3, 2005

      ITEM 3.     NEWS RELEASE
                  News release was issued by Kinross in Toronto on February 3, 2005 with respect to the material change and filed via SEDAR.

      ITEM 4.     SUMMARY OF MATERIAL CHANGE

                  Kinross advised its shareholders that the Company would obtain an independent valuation to provide support for the evaluation of goodwill which has resulted from the acquisition of mines in the TVX and Echo Bay transactions completed on January 31, 2003 and advised them not to rely on the financial statements or on the related auditor's report for the year ended December 31, 2003.

      ITEM 5.     FULL DESCRIPTION OF MATERIAL CHANGE

                  Kinross announced that following a lengthy review of the manner in which it has accounted for goodwill, it has decided to obtain an independent valuation to provide support for the evaluation of the goodwill as of December 31, 2003 and as of December 31, 2004. The $918 million in goodwill resulted from Kinross' acquisition of mines in the TVX and Echo Bay transactions that were completed on January 31, 2003. Although Kinross believes that the goodwill reflected on its balance sheet was not impaired as of December 31, 2003, there is a possibility that the valuations may not support Kinross' belief. Accordingly, until Kinross receives the valuations, the Board of Directors, including the Audit Committee, has advised investors not to rely on the financial statements or on the related auditor's report for the year ended December 31, 2003.

                  If, after receiving the valuations, Kinross concludes that goodwill was impaired as of December 31, 2003, it will restate its financial statements as of the year ended December 31, 2003 and may also have to restate quarterly financial statements for each of the first three quarters of 2003 and 2004. Any impairment will result in non-cash adjustments to reduce the carrying amount of the goodwill in the period in which the impairment occurred and reduce Kinross' net profit for the year 2003 by the amount of the impairment. These non-cash adjustments will also be reflected in the balance sheets of the Company as of each subsequent date, but revenues, cash flow from operations, and production statistics will not be affected.

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                  Any restatement of the historical financial statements for the
                  2003 fiscal year and any quarter would have no effect on Kinross' cash generating ability or its capacity to achieve its operating plans. The time required to undertake the analysis would delay the expected release of the 2004 results beyond February 15th. Kinross also announced that it would release its year-end reserves and certain operating statistics on February 15, 2005.

                  As a result of investors no longer being able to rely on the December 31, 2003 financial statements, the Ontario Securities Commission (the "OSC") has advised that Kinross will be put on the list of defaulting reporting issuers maintained by the OSC.

      ITEM 6.     RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT
                  51-102
                  N/A

      ITEM 7.     OMITTED INFORMATION
                  N/A

      ITEM 8.     EXECUTIVE OFFICER
                  Ms. Shelley M. Riley
                  Corporate Secretary
                  Telephone: (416) 365-5198
                  Facsimile: (416) 365-0237

      ITEM 9.     DATE OF REPORT
                  February 8, 2005.

                                                KINROSS GOLD CORPORATION

                                                PER:    /s/ Shelley Riley
                                                        ------------------------
                                                        Shelley Riley
                                                        Corporate Secretary